UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES FINAL TENDER RESULTS AND

FINAL SETTLEMENT FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – April 9, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announced today the final results of its previously announced debt tender offers (the “Waterfall Offers”). As of 11:59 p.m., New York City time, on April 8, 2019 (the “Expiration Date”) holders of US$1,867,021,000 and €371,098,000 principal amount of the outstanding notes of the series set forth in the table below (the “Notes” and each a “series” of Notes), issued by Petrobras’s wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Notes, pursuant to PGF’s previously announced Waterfall Offers.

The Waterfall Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated March 12, 2019 (as amended or supplemented, the “Offer to Purchase” and, together with the related letter of transmittal, the “Offer Documents”).

The following table summarizes the final tender results as of the Expiration Date and the principal amount of Notes that PGF has accepted for purchase:

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Late Tender Consideration(2)	Early Tender Consideration(2)	Principal Amount Tendered on or prior to the Early Tender Deadline and Accepted for Purchase(3)	Principal Amount Tendered after the Early Tender Deadline and on or prior to the Expiration Date and Accepted for Purchase
5.299% GLOBAL NOTES DUE JANUARY 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$3,539,166,000	1	US$988.75	US$1,018.75	US$504,435,000	US$3,726,000

5.375% GLOBAL NOTES DUE JANUARY 2021	71645W AR2 / US71645WAR25	US$1,103,876,000	2	US$1,006.25	US$1,036.25	US$137,643,000	US$370,000

6.125% GLOBAL NOTES DUE JANUARY 2022	71647N AR0 / US71647NAR08	US$1,296,881,000	3	US$1,032.50	US$1,062.50	US$561,301,000	US$579,000

6.250% GLOBAL NOTES DUE MARCH 2024	71647N AM1 / US71647NAM11	US$2,439,500,000	4	US$1,037.50	US$1,067.50	US$217,133,000	US$3,143,000

3.750% GLOBAL NOTES DUE JANUARY 2021	N/A / XS0982711987	€283,290,000	5	€1,033.75	€1,063.75	€51,590,000	€0

8.375% GLOBAL NOTES DUE MAY 2021	71647N AP4/ US71647NAP42	US$901,967,000	6	US$1,075.00	US$1,105.00	US$438,521,000	US$170,000

4.250% GLOBAL NOTES DUE OCTOBER 2023	N/A / XS0835890350	€454,807,000	7	€1,075.00	€1,105.00	€46,306,000	€0

4.750% GLOBAL NOTES DUE JANUARY 2025	N/A / XS0982711714	€800,000,000	8	€1,080.00	€1,110.00	€104,268,000	€2,400,000

5.875% GLOBAL NOTES DUE MARCH 2022	N/A / XS0716979595	€600,000,000	9	€1,106.25	€1,136.25	€166,434,000	€100,000

(1)	Immediately prior to the commencement of the Waterfall Offers, including Notes held by Petrobras or its affiliates.

(2)

Per US$1,000 or €1,000, as applicable. The Early Tender Consideration, which was paid with respect to Notes tendered on or prior to 5:00 p.m., New York City time, on March 25, 2019 (the “Early Tender Deadline”) and accepted for purchase, included an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of U.S. dollar denominated Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Notes accepted for purchase.

(3)	PGF early settled on March 27, 2019 (the “Early Settlement Date”) the Waterfall Offers with respect to Notes validly tendered on or prior to the Early Tender Deadline and accepted for purchase.

Holders of US$7,988,000 and €2,500,000 principal amount of Notes tendered their Notes after the Early Tender Deadline and on or prior to the Expiration Date, and PGF has accepted for purchase all of such Notes. Holders of Notes that validly tendered after the Early Tender Deadline and on or prior to the Expiration Date will receive the applicable Late Tender Consideration set forth in the table above, which is equal to the applicable Early Tender Consideration set forth in the table above minus the applicable early tender premium, and to receive accrued and unpaid interest.

The final settlement date on which PGF will make payment for Notes tendered after the Early Tender Deadline and on or prior to the Expiration Date and accepted for purchase is expected to be April 10, 2019.

The Waterfall Offers have now expired. No Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Waterfall Offers. Notes that have been validly tendered on or prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law.

* * * * *

PGF engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., and Santander Investment Securities Inc. to act as lead dealer managers with respect to the Waterfall Offers, and ABN AMRO Securities (USA) LLC, BBVA Securities Inc. and Commerz Markets LLC to act as co-dealer managers with respect to the Waterfall Offers. Global Bondholder Services Corporation acted as the depositary and information agent for the Waterfall Offers.

This press release is not an offer to purchase, nor a solicitation of an offer to sell, nor the solicitation of tenders with respect to, the securities described herein. The Waterfall Offers were not made to holders of Notes in any jurisdiction in which PGF was aware that the making of the Waterfall Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Waterfall Offers to be made by a licensed broker or dealer, the respective Waterfall Offers were deemed to be made on PGF’s behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Any questions or requests for assistance regarding the Waterfall Offers may be directed to BNP Paribas Securities Corp. at + 1 212 841-3059, Banco Bradesco BBI S.A. at +1-646-432-6643, Citigroup Global Markets Inc. (toll-free) at +1 (800) 558-3745 and (collect) at +1(212) 723-6106, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182, HSBC Securities (USA) Inc. at +1 (212) 525-5552 and Santander Investment Securities Inc. (toll-free) at +1 (855) 404-3636 or +1 (212) 940-1442. Requests for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras.

None of the Offer Documents has been filed with, and has not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the Waterfall Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Waterfall Offers were only available to, and the Waterfall Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Waterfall Offers or any of their contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 12, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager